ATCO
G R O U P

Corporate Office

[redacted]

08000478

SUPPL

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

January 17, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

1/31

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Canadian Utilities Limited

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
CU	.3325	CAD	01/17/2008	02/06/2008	03/01/2008
CU.X	.3325	CAD	01/17/2008	02/06/2008	03/01/2008
CU.PR.A	.3625	CAD	01/17/2008	02/06/2008	03/01/2008
CU.PR.B	.3750	CAD	01/17/2008	02/06/2008	03/01/2008

Filed on behalf of the Issuer by:

Name: Leigh-Anne Norris
Phone: (403) 292-7579
Email: Leigh-Anne.Norris@atco.com

Submission Date: 01/17/2008
Last Updated: 01/17/2008

FILE NO. 82-34744

CANADIAN UTILITIES LIMITED
An ATCO Company

News Release

CANADIAN UTILITIES LIMITED
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release
January 17, 2008

Canadian Utilities Limited Eligible Dividends

CALGARY, Alberta – The Board of Directors of Canadian Utilities Limited, an ATCO Company, today declared a first quarter dividend of 33.25 cents per Class A non-voting and Class B common share, a 5.6% increase over the 31.5 cents paid in the previous quarter. The dividend is payable March 1, 2008, to shareholders of record on February 6, 2008.

The Board also declared the following Cumulative Redeemable Second Preferred Share Dividends:

Shares		TSX Stock Symbol	Dividend Per Share ($)	Record Date (2008)	Payment Date (2008)
Series W	5.80%	CU.PR.A	0.3625	06-Feb	01-Mar
Series X	6.00%	CU.PR.B	0.3750	06-Feb	01-Mar

These dividends are eligible dividends for Canadian income tax purposes.

Canadian Utilities Limited is a Canadian based worldwide organization of companies with assets of approximately $7.1 billion and more than 6,000 employees, actively engaged in three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in technology, logistics and energy services. More information about Canadian Utilities Limited can be found on its website www.canadian-utilities.com. Canadian Utilities Limited is part of the ATCO Group of Companies.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President & Chief Financial Officer
Canadian Utilities Limited
(403) 292-7502

END

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.